Exhibit 99.1

ACORN INTERNATIONAL, INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 22, 2016

On November 22, 2016, Acorn International, Inc., a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 a.m. local time for the following purposes:

1.	Re-election of Mr. Eric Wu as a director of the Company.

2.	Re-election of Mr. Robert W. Roche as a director of the Company.

3.	Re-election of Mr. David Leung as a director of the Company

4.	Re-election of Mr. Cosimo Borrelli as a director of the Company.

5.	Re-election of Mr. David Naphtali as a director of the Company.

6.	Appointment of Grant Thornton CPA LLP, which replaces Deloitte Touche Tohmatsu CPA LLP, as independent auditor of the Company for the fiscal year ending December 31, 2016.

7.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items, including the nominees for Director, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on October 21, 2016 can vote at this meeting or at any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Geoffrey Gao, Acorn International, Inc., 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, and arrive no later than November 17, 2016. The Notice of the Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2015 Annual Report are also available through our website at http://www.acorninternationalir.com.

By Order of the Board of Directors,

/s/ Robert W. Roche
Robert W. Roche
Chief Executive Officer
October 27, 2016

上 海

● 地址：上海市田林路487号20号楼19层

● 邮编：200233

● 电话：021-51518888

● 传真：021-51518883

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